Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

August 20, 2024

VIA EDGAR

Daniel Greenspan
Senior Counsel

John F. Kernan
Staff Accountant

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuveen Dynamic Municipal Opportunities Fund File Numbers: 333-279589, 811-23489

Dear Messrs. Greenspan and Kernan:

This letter responds to comments you provided via telephone on June 20, 2024, and July 8, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on May 21, 2024, with respect to the Nuveen Dynamic Municipal Opportunities Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

GENERAL

1.	Comment: Please provide supplementally a quick calculation of the Fund’s eligibility to register securities pursuant to General Instruction A.2 of Form N-2.

Response: The Registrant confirms that it satisfies the requirements of General Instruction A.2 of Form N-2, as noted below:

a.	The Registrant confirms that it meets the requirements of General Instruction I.A. of Form S-3.
b.	The Registrant confirms that it is registered under the 1940 Act, it has been registered for a period of at least 12 calendar months immediately preceding the filing of the Registration Statement, and has timely filed all reports required to be filed pursuant to Section 30 of the 1940 Act during the 12 calendar months and any portion of a month immediately preceding the filing of the Registration Statement.

Messrs. Greenspan and Kernan

August 20, 2024

c.	The Registration Statement relates to a transaction specified in General Instruction I.B of Form S-3 and meets all of the conditions to the transaction specified in the applicable instruction.
d.	The Registration Statement specifically incorporates by reference into the prospectus and SAI all of the materials specified in General Instruction F.3, pursuant to the requirements set forth in that instruction.
e.	The Registrant has indicated that the Registration Statement is being filed pursuant to General Instruction A.2 by checking the appropriate box on the facing sheet.

2.	Comment: We note that the Fund is carrying over shares from a prior shelf registration statement. Pursuant to Rule 429(b) under the Securities Act, on the facing page of the Registration Statement, there should be a reference to the earlier registration statement from which such shares are being carried forward. Please revise the facing page of the Registration Statement accordingly.

Response: The Registrant is not relying upon Rule 429 under the Securities Act to combine two or more registration statements into a single prospectus. Rather, the Fund’s Registration Statement has been filed in reliance upon Rule 415(a)(6) under the Securities Act for the purpose of filing a new registration statement that includes any unsold securities covered by an earlier registration statement. Pursuant to the requirements of Rule 415(a)(6), those unsold securities are required to be identified “on the bottom of the facing page of the new registration statement or latest amendment thereto, unless expressly required in another part of the registration statement,” together with “any filing fee paid in connection with such unsold securities, which will continue to be applied to such unsold securities.” Pursuant to the latest version of Form N-2, such unsold securities and the filing fees paid in connection therewith are expressly required to be disclosed in the filing fee exhibit required by Item 25.2.s instead of on the facing page.1

3.	Comment: Please supplementally confirm that you will provide a courtesy notification to the staff if you intend to file a prospectus supplement pursuant to Rule 424 under the Securities Act for the takedown of any preferred or debt offerings.

Response: The Registrant acknowledges the staff’s comment and confirms that it will endeavor to provide the staff with such requested notification.

[1]	See Filing Fee Disclosure and Payment Methods Modernization, Investment Company Act Release No. 34396 (Oct. 13, 2021) (“As noted above, in a change from the proposal, we are moving the filing fee-related information from a filing’s cover page to an exhibit to the filing because we believe this approach will streamline presentation of the information and potentially facilitate future changes in structuring technology applied to it.”).

Messrs. Greenspan and Kernan

August 20, 2024

STATEMENT OF ADDITIONAL INFORMATION

Page 2 – Investment Restrictions

4.	Comment: Section 8(b)(1) of the 1940 Act requires a statement of the Fund’s policy with respect to concentrating investments in a particular industry or group of industries. The Fund’s policy does not cover concentration regarding a group of industries. Please explain how the Fund intends to address this issue.

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a group of industries. Neither Section 8(b)(1) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following its concentration policy:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (4) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy in subparagraph (4) above will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes any one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Nuveen Fund Advisors.

PART C

Item 25: Financial Statements and Exhibits

5.	Comment: We note that the consent of the Fund’s independent registered public accounting firm is scheduled to be filed by amendment. We request that you ensure that the consent is dated within five business days of the filing date of the amendment to the Registration Statement.

Response: The Registrant acknowledges the staff’s comment and confirms that the consent of the Registrant’s independent registered public accounting firm will be dated within five business days of the filing of the amendment to the Registration Statement.

* * * * * *

Messrs. Greenspan and Kernan

August 20, 2024

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures
Copies (w/encl.) to

M. Winget
E. Fess
E. Purple
S. LaChine